



MTAILOR (YC S14)

A master tailor in your phone

MeasureUP
3D Scanning, Visualization, and Sizing via Mobile Phones

mtailor.com San Francisco CA

Software Technology Fashion Mobile

LEAD INVESTOR

Sebastian Gil Engineer

I'm investing in MTailor because of Miles. I've known Miles for a long time and he's one of the most intelligent and tenacious people I know. Miles is someone who won't ever give up once he's set his mind on something, which he's demonstrated in his dedication to MTailor. As for MeasureUP, it's a product that will exist. It solves a huge problem for both retailers and customers, and has the potential to expand the TAM of not just online clothing retail, but clothing retail as a whole. I believe that Miles and team can build a compelling product with the data that they've collected from their users along with their years of dedication to this problem.

Invested $25,000 this round

Highlights

1. Profitable Ecommerce business with $5M+ in annual revenue
2. Backed by Y Combinator and Khosla Ventures

3. Utilizing 7+ years of data gathered to launch sizing and visualization as a service (SaaS)
2. Backed by Y Combinator and Khosla Ventures

3. Utilizing 7+ years of data gathered to launch sizing and visualization as a service (SaaS)
4. AI + computer graphics end online returns w/ the largest commercially tested fit database worldwide
5. 20% more accurate than a tailor - goal to become the sizing platform for all online retail
6. Metaverse implications by scanning your body and face to make ones appearance realistic
7. Industry / Marketsize
8. Founder recognized on Forbes 30 under 30 list

Our Founder



Miles Penn Founder

Fashion and AI entrepreneur and YC founder with a deep analytic/AI/big data background. Stanford grad. Turned down largest Shark Tank deal ever.

The Total Addressable market for online retail is currently $15B per year, a massive number. As we integrate into mainstream, we expect a transition of consumers demanding the technology - once they've experienced the convenience of buying clothing that fits properly the first time, their expectations are raised.

Why MeasureUp?

We've perfected the technology that retail companies need -- to create a significantly more profitable and better user experience.

Retailers Need MeasureUP

Online clothing returns represent a $13.5B per year problem for retail sales. A significant justification for these returns is poor sizing, which makes up 70% of the data. Compare this to just 6% return rate for sizing for clothing bought in-person and it's obvious there is a problem to solve.

What would the world look like if everyone could know the clothing they are buying will fit accurately before they place their order? And not just accurate, but perfect - using AI and advanced software algorithms, our patented technology scans measurement features of consumers and creates an identical digital clone of their body -- all using the phone in their hands?

In developing this technology for mass retail distribution, we wanted to be sure it worked effectively and that we had enough data to perfect our technology.

We used our own technology solution to launch a custom clothing brand to great success. While our end vision has always been to become a major component for all online retail, our own direct to consumer brand has had its own success.

Since launching, MTailor has already fit more than 100,000 customers creating the largest commercially tested fit dataset in the world. More importantly, we're generating $5.5M annual revenue with this 'trojan horse' brand.

The Total Addressable market for online retail is currently $15B per year, a massive number. As we integrate into mainstream, we expect a transition of consumers demanding the technology - once they've experienced the convenience of buying clothing that fits properly the first time, their expectations are raised.

Companies utilizing MeasureUp will see a significant reduction in returns and happier customers, creating additional demand for MeasureUp to integrate into more and more companies as we become the standard for online clothing purchases.

ECOMMERCE SIZING IS AWFUL AND EXPENSIVE

Returns: a $13.5bn Problem

- Apparel ecom returns in the US alone cost retailers $13.5bn in 2021; 70% of returns are for fit

- 6% of clothing purchased in-person is returned vs. 30% online is returned

In-Store to Online: a $224bn Opportunity

- Only 30% of clothing is currently purchased online; $224bn is still sold in-person) in the US

- 48% of people "hate" trying on clothes in a fitting room, but 67% of people end up trying on clothing in-store

---

THERE IS A BIG GRAVEYARD OF COMPANIES THAT HAVE TRIED TO SOLVE THIS

- ZOZO
- UPcload
- Metail
- Avametric
- Etc...

TLDR: NONE OF THEM EVER ACHIEVED A COOL, EASY, AND ACCURATE EXPERIENCE (MOSTLY VAPORWARE)

- ZOZO: $6bn public company spent $100mm+ making the "zozosuit" – required a physical suit (expensive) and fit at launch was so bad, CEO sold ZOZO to Yahoo Japan and left
- UPcload: tech never worked, pivoted to survey sizing, eventually sold to Snap
- Metail: raised $15mm+, had 3 TC articles, never launched their "lauded" virtual fitting room (now do B2B stuff)
- Avametric: raised $15mm on the promise of a mobile fitting room that never launched, eventually merged as software arm of Gerber
- Etc...

MEASUREUP: ACCURATE VIRTUAL TRY-ON VIA PHONE SCAN



3D preview of MeasureUP CEO trying on new clothes. Body and face measured via phone; physics-based rendering / preview of clothing (realistic sizing, fit, and draping).















See brief video of the 3D model from more angles with this link.

OUR VISUALIZATION IS PHYSICALLY ACCURATE, AND OUR TECH ACTUALLY WORKS

"State of the Art" from Amazon

- Fit obviously "painted on" (no physics)

MeasureUP Looks Believable

- Physically faithful
- Realistic lighting
- Face scanning adds huge dimension of realism

MEASUREUP

MTAILOR: THE TROJAN HORSE FOR MEASUREUP R&D

MTailor, our owned DTC custom clothing brand, was always the trojan horse to collect data and iterate on the tech and UX for MeasureUP.

We have been able to measure and receive feedback from over 100,000 paying customers through MTailor. This includes ½ inch or smaller size adjustments on dozens of measurements.

MeasureUP is built on the largest commercially tested fit dataset in the world.

MEASUREUP

VIRTUALLY TRY ON CLOTHES ON YOUR 3D BODY MODEL, LAUNCHING H1 2022

Look Familiar?
Tap to explore it in 3D.

Physics-based rendering of clothing (accurate sizing, fit, and draping); 3D face visualization will be ready for launch in H1 2023

MEASUREUP

$1.5T	x	20%	x	5%
global apparel market		brought online by MeasureUP		average MeasureUP platform fee

TAM of $15BN

- Apparel ecom returns in the US alone cost retailers $13.5bn in 2021

- 70% of apparel ecom returns are due to fit

- 53% of electronics in the US are currently sold online, while only 38% of apparel is sold online

---

MEASUREUP HAS THE BEST TECHNOLOGY AND DATA



Potential Accuracy at Scale		
3Dlook Unspun	Amazon	**MTailor**
		Stitch Fix
Zeekit		Fit Analytics TrueFit

Real Customer Data

STRONG INTEREST FROM APPLE FOR THEIR ECOM APP PARTNERS

"Unofficially" worked with Apple to design v1 UX of our 3D visualization

They have already introduced us to one multibillion dollar company and want to introduce us to more once our tech is public



RAISING $5MM TO BUILD OUT SALES AND CONTINUE ADVANCING OUR TECHNOLOGY

- Business Model: free for consumers, B2B SaaS for companies that want 3D visualization and advanced sizing recommendations. Become the global sizing platform for all ecommerce stores

- R&D: launch v2 previews (faces), expand overall tech lead

- Platform Build Out: build out APIs, SDKs, and onboarding systems for partners

- Sales & Partnerships: build out a team for attracting, onboarding, and retaining partners

COMPANIES KEEP APPROACHING US FOR MEASUREMENTS AS A SERVICE



- **Custom firefighter apparel**
  $200m+ revenue company

- **Custom police body armor**
  $60m+ revenue company

- **Hair wig fitting**
  3000+ person company

- **3D feet scanning**
  top 5 sneaker maker

- **Ping Golf custom clubs**
  700 person company

MEASUREUP

MEASUREUP WILL KEEP EXPANDING ITS BREADTH OF TECHNOLOGY



 **Feet**
Scan feet and make shoe size and style recommendations

 **Hands**
Fit engagement rings and supply AR previews

 **Head**
Scan heads for toupee and hair system sizing and 3D previews

 **Face**
Scan faces for glasses sizing and adjustments

 **Bust**
Privacy first system to supply accurate bra size and style recommendations

 **Health Metrics**
Estimate body fat percentage, muscle mass, waist size changes, etc...

MEASUREUP

OUR FIRST MEASUREMENTS AS A SERVICE CUSTOMERS



- University of Utah bookstore apparel sizing

- MedTailor (custom fit healthcare scrubs)

- Made to Fit (custom clothing in Denmark)

MEASUREUP

GET MEASURED <15 SECONDS

  







1. Put Phone Down

2. Step Back 6 Feet

3. Turn Around Once

- A user can go from a download to placing an order in minutes

- Tailor-level accuracy for a true custom fit

- Remeasuring yourself (in 3 months, 1 year, 3 years) is easy and convenient, since the app (no hardware) is the only thing you need